UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                           CityFed Financial Corp.
                                (NAME OF ISSUER)

       $2.10 Cumulative Convertible, Series B, $25 par value, Preferred Stock
                         (TITLE OF CLASS OF SECURITIES)

                                  178 762 308
                                 (CUSIP NUMBER)

                    Stephen Lange Ranzini, 959 Maiden Lane,
                   Ann Arbor, Michigan 48105  (734) 741-5858
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 24, 2004
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             Page 1 of 9 pages
                         Exhibit Index on page 8

CUSIP NO.   178 762 308
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                           Stephen Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  / /
       (See Instructions)                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    445,800
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER

                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                  445,800
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               445,800
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       Shares (See Instructions)                               / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               17.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
--------------------------------------------------------------------------------
                                       2

CUSIP NO.   178 762 308
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                U.S. Mutual Financial Corporation
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  / /
       (See Instructions)                               (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Michigan
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                 445,800
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                  -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                          445,800
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                             -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                          445,800
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT               / /
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                      17.6%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
        (See Instructions)                             CO
--------------------------------------------------------------------------------

              ITEM 1.  SECURITY AND ISSUER.

                    The Joint Statement (the "Statement") on Schedule 13D of
              Stephen Lange Ranzini, the Clare Family Trust and U.S. Mutual Financial Corporation, dated March 24, 2004, in relation to the $2.10 Cumulative Convertible Preferred Stock, Series B, $25 par value ("Preferred Stock") of CityFed Financial Corp., a Delaware corporation (the "Corporation") is amended as set forth below. The Corporation's principal executive office address is P.O. Box 3126, Nantucket, Massachusetts 02584.

                   This Amendment is being filed in connection with the transfer of the shares of Preferred Stock previously held by Stephen Lange Ranzini and the Clare Family Trust to U.S. Mutual Financial Corporation.

              ITEM 2.  IDENTITY AND BACKGROUND.

                    (a) This Statement is jointly filed by Stephen Lange
              Ranzini, individually and as a trustee, the Clare Family Trust (the "Trust"), of which Stephen Lange Ranzini is the sole trustee and U.S. Mutual Financial Corporation d/b/a Jove Corporation ("Jove"), of which Stephen Lange Ranzini is Chairman.

                    Catherine Ranzini Clare and her three children, Holly Clare,
              Meghan Clare and Michael Clare are respectively the equal 1/4th primary beneficiaries of the Trust.

                    (b)-(c) Stephen Lange Ranzini's business address is at 959
              Maiden Lane, Ann Arbor, Michigan 48105. He is a director, President and Chief Executive Officer of the University Bancorp, Inc. Stephen Lange Ranzini is also a Chairman of the Board, President and director of University Bank. He is also a Chairman of the Board, President and the Treasurer of both Michigan BIDCO, Inc. and Northern Michigan Foundation and he holds director, officer and/or other positions with a number of the businesses in which BIDCO and University Bank invest. He is also Chairman of the Board of Jove. He is the brother of Catherine Ranzini Clare.

                    The business address of the Trust is at 959 Maiden Lane, Ann
              Arbor, Michigan 48105. The Trust was formed for the benefit of members of the Clare family and engages in no active business other than investment of Trust assets.

                    The business address of Jove is 3220 Coolidge, Berkley,
              Michigan 48072. Jove is an investment banking firm which is an active investor and lender.

                    (d) During the last five years, neither Stephen Lange
              Ranzini nor the Trust or Jove has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

                    (e) During the last five years, neither Stephen Lange
              Ranzini nor the Trust or Jove has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) Stephen Lange Ranzini is a United States citizen.

              ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              On March 24, 2004, both Stephen Lange Ranzini and the Clare Family Trust sold the shares of the Corporation held by them to West Pier Corporation ("West Pier") in exchange for newly issued shares of West Pier. West Pier was then acquired in exchange for newly issued shares of common stock of Jove and a deferred contingent note issued by Jove. Both Stephen Lange Ranzini and the Trust then exchanged the common stock of Jove for additional Distributive Interest in a Limited Liability Corporation, Lyre, LLC. Stephen Lange Ranzini and the Trust had held shares of West Pier and Stephen Lange Ranzini had held Distributive Shares of Lyre, LLC prior to the transactions described above. West Pier had several other assets other than the shares of the Corporation prior to its acquisition by Jove. As a result of the acquisition of West Pier by Jove, Stephen Lange Ranzini increased his Distributive Interest in Lyre, LLC by 30.30% to 30.56% and the Trust increased its Distributive Interest in Lyre, LLC to 11.78%.

                    The shares of Preferred Stock owned by Jove are now 445,800.


              ITEM 4.  PURPOSE OF TRANSACTION.

                       Jove (the "Holder") has acquired the shares of Preferred
              Stock for investment and not with the purpose of changing or influencing the control of the Corporation. The Holders do not currently plan any proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D except as set forth herein. The Holders may dispose of some or all of the Preferred Stock held by them, or may acquire additional securities of the Corporation, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

                           Stephen Lange Ranzini became a director of the
              Corporation in July 1991, filling one of the two positions on the Corporation's Board of Directors, which, pursuant to the terms of the Corporation's certificate of incorporation, the holders of the Preferred Stock are entitled to elect, by virtue of the Corporation's failure to pay accrued dividends on the Preferred Stock for at least six full quarters.

              ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                       (a)-(b) The aggregate number of shares of Preferred Stock
              deemed to be beneficially owned by Stephen Lange Ranzini is 445,800 representing in the aggregate 17.6% of the outstanding shares of Preferred Stock as of March 24, 2004. Of such shares, he has shared voting and dispositive power as to 445,800 shares held by Jove.

                       The aggregate number of shares of Preferred Stock deemed
              to be beneficially owned by Jove for the purposes of this Statement is 445,800 representing 17.6% of the outstanding shares of Preferred Stock of the Corporation as of March 24, 2004. Jove has sole voting and dispositive power as to all of the 445,800 shares.

                           (c) The only transaction in the shares of Preferred
              Stock that has been effected by any of the reporting persons since the filing of Amendment No. 3 to the Statement is the transfer of the shares from Stephen Lange Ranzini and the Trust to Jove, described above in Item 3.

                       (d) Each of Catherine Ranzini Clare, Holly Clare, Meghan
              Clare and Michael Clare is a primary beneficiary (each with a one-fourth interest) of the Trust and accordingly each is entitled to 25% of all net income derived by such Trust.

                       (e) The Trust ceased to be a holder of more than 5% of
              the Corporation's Preferred Stock on March 24, 2004 upon the transfer to Jove of an aggregate of 126,970 shares.

              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                           Stephen Lange Ranzini, the Trust of which he is
              Trustee, the Clare Family Trust, and Jove, of which he is Chairman of the Board, may, by virtue of the relationship, be deemed to be members of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, with respect to shares of the Corporation. Except as indicated herein, there are no contracts, arrangements, undertakings or relationships between or among Stephen Lange Ranzini and/or the Clare Family Trust, and/or Jove and/or with any other person, with respect to the securities of the Corporation.

              ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint filing agreement of the signatories to this Statement.

              SIGNATURE.

                       After reasonable inquiry and to the best knowledge and
              belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct. This amendment may be executed in any number of counterparts, each of which shall constitute one and the same amendment.

                       Dated:  March 25, 2004


                            /s/ Stephen Lange Ranzini
                                ----------------------------------------
                                Stephen Lange Ranzini, individually,
                                as trustee of the Clare Family Trust, and
                                as Chairman of the Board of U.S. Mutual
                                Financial Corporation

                                  Exhibit Index


              Exhibit No.  Exhibit Description

               1. Joint filing agreement of the signatories to this Statement.

                                                                EXHIBIT 1

                             JOINT FILING AGREEMENT

                      Each of the undersigned agrees that the Statement on
              Schedule 13D relating to shares of Preferred Stock of CityFed Financial Corp. to which this Agreement is attached is being filed on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

                       Dated as of March 25, 2004


                            /s/ Stephen Lange Ranzini
                            ----------------------------------------
                               Stephen Lange Ranzini, individually,
                               as trustee of the Clare Family Trust, and
                               as Chairman of the Board of U.S. Mutual
                               Financial Corporation





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